UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number: 001-42005

ZOOZ Power Ltd.

(Translation of registrant’s name into English)

4B Hamelacha St.

Lod 7152008

Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On November 11, 2024, ZOOZ Power Ltd. (the “Company”) entered into a Standby Equity Purchase Agreement (the “SEPA”), with YA II PN, Ltd. (“Yorkville”). Pursuant to the SEPA, and subject to customary conditions, the Company shall have the right, but not the obligation, to sell and issue to Yorkville from time to time during the two-year period following the execution date of the SEPA, such amount of the Company’s ordinary shares, par value NIS 0.00286 per share (the “Ordinary Shares”) for an aggregate purchase price of up to $12 million in accordance with the terms of the SEPA. Pursuant to the terms of the SEPA, any Ordinary Shares sold and issued to Yorkville will be sold at a purchase price equal to 97% of the market price, which is defined as the lowest daily VWAPs (as defined under the SEPA) of the Ordinary Shares during the three consecutive trading days commencing on the trading day of the Company’s delivery of an Advance Notice (as defined in the SEPA) to Yorkville.

Any sale and issuance of Ordinary Shares to Yorkville pursuant to the SEPA is subject to certain limitations, including that Yorkville is not permitted to purchase any Ordinary Shares that would result in it owning more than 4.99% of the Company’s then outstanding voting power or Ordinary Shares, and that the total number of Ordinary Shares that the Company may sell and issue in any consecutive 12-month period pursuant to the SEPA would not exceed 19.99% of the issued and outstanding voting rights of the Company, calculated immediately prior to an issuance and sale of Ordinary Shares under the SEPA, unless further shareholder approval is obtained.

The Company is not obligated to utilize any of the $12,000,000 available under the SEPA and there are no minimum commitments or minimum use penalties. The total amount of funds that ultimately can be raised under the SEPA over the two-year term will depend on the market price for the Ordinary Shares and the number of Ordinary Shares actually sold and issued. The SEPA does not impose any restrictions on the Company’s operating activities.

Pursuant to the SEPA, the Company shall pay Yorkville an initial commitment fee in the amount of $100,000 (the “Initial Commitment Fee”), which shall be paid by the issuance to Yorkville within five trading days of the date of the SEPA of such number of Ordinary Shares that is equal to the Initial Commitment Fee divided by the average of the daily VWAPs (as defined in the SEPA) of the Ordinary Shares during the five consecutive trading days immediately prior to the date of the SEPA, and a deferred commitment fee in the amount of $100,000 (the “Deferred Commitment Fee”) within five trading days of the date upon which the Company has first received Advances (as defined in the SEPA) with an aggregate purchase price of $3,000,000 (“Deferred Fee Date”), which may be paid by the issuance to Yorkville of such number of Ordinary Shares that is equal to the Deferred Commitment Fee divided by the average of the daily VWAPs (as defined in the SEPA) of the Ordinary Shares during the five consecutive trading days immediately prior to the Deferred Fee Date, or may be paid in cash (which may be paid from the proceeds of an Advance), at the option of the Company (the Ordinary Shares issuable as the Initial Commitment Fee and the Deferred Commitment Fee, the “Commitment Fee Shares”).

Pursuant to the SEPA, the Company shall prepare and file with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement (as defined in the SEPA), or multiple Registration Statements for the resale by Yorkville of the Ordinary Shares eligible to be sold pursuant to the SEPA and the Commitment Fee Shares. The Company in its sole discretion may choose when to file such Registration Statements, however the Company shall not have the ability to request any Advances (as defined in the SEPA) until the effectiveness of a Registration Statement.

The SEPA contains customary representations, warranties and covenants, conditions to closing, indemnification obligations and termination provisions. The representations, warranties and covenants contained in the SEPA were made only for purposes of such agreement and as of specific dates, were solely for the benefit of the parties to the SEPA, and may be subject to limitations agreed upon by the contracting parties.

The issuance and sale of the Ordinary Shares under the SEPA shall be made in accordance with the provisions and requirements of Section 4(a)(2) of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”) and any applicable state securities law. This Report of Foreign Private Issuer on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of Ordinary Shares (including the Commitment Fee Shares) in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The description of the SEPA set forth above is qualified in its entirety by reference to the full text of such document, that is attached hereto as Exhibits 99.1.

On November 14, 2024, the Company issued a press release titled “ZOOZ Power Enters Standby Equity Purchase Agreement to Further Growth Strategy”, a copy of which is furnished as Exhibit 99.2 to this Report of Foreign Private Issuer on Form 6-K.

Warning Concerning Forward Looking Statements

This Report of Foreign Private Issuer on Form 6-K contains “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations, and assumptions of ZOOZ. All statements other than statements of historical facts contained in this Press Release, including statements regarding ZOOZ, and any of ZOOZ’s strategy, future operations, future financial position, future market share, anticipated costs, prospects, plans, objectives of management and expected market growth are forward-looking statements. These statements involve known and unknown risks, uncertainties and other important factors that may cause ZOOZ’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These risks and other risks and uncertainties are more fully discussed in the “Risk Factors” section of ZOOZ’s most recent Annual Report on Form 20-F as filed with the SEC as well as other documents that may be subsequently filed by the Company from time to time with the SEC. The words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements include, but are not limited to, statements relating to installations of ZOOZ’s products, the timing of any sale and issuance of Ordinary Shares that may be made under the SEPA, the amount of proceeds to be received by ZOOZ from the sale and issuance of Ordinary Shares under the SEPA and the uses thereof, the filing of the Registration Statement, how the SEPA aligns with ZOOZ’s ongoing efforts to expedite growth and provides a flexible financing option to support future capital needs, how the SEPA constitutes a strategic financing solution, provides ZOOZ with supplemental capital while allowing it to control the terms and timing of equity sales, and related matters. These forward-looking statements are only estimations, and ZOOZ may not actually achieve the plans, intentions or expectations disclosed in any forward-looking statements, so you should not place undue reliance on any forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in forward-looking statements made in this Press Release. Management of ZOOZ has based these forward-looking statements largely on current expectations and projections about future events and trends that such persons believe may affect ZOOZ’s business, financial condition and operating results. Forward-looking statements contained in this Press Release are made as of the date hereof, and none of ZOOZ or any of its representatives or any other person undertakes any duty to update such information except as may be expressly required under applicable law.

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 99.1	Standby Equity Purchase Agreement dated, November 11, 2024
Exhibit 99.2	Press Release dated November 14, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. This Form 6-K, including all exhibits hereto, is hereby incorporated by reference into the Company’s Registration Statement on Form F-1, File No. 333- 279223 and into the Company’s Registration Statement on Form S-8, File No. 333-280741.

ZOOZ Power Ltd.

Date: November 14, 2024	By:	/s/ Erez Zimerman
	Name:	Erez Zimerman
	Title:	Chief Executive Officer